

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 4, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of STRYKER CORPORATION, under the Exchange Act of 1934:

- 0.250% Notes due 2024
- 0.750% Notes due 2029
- 1.000% Notes due 2031

Sincerely,